Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 September 11, 2012

The following table provides hypothetical historical and historical index performance of the below listed indices versus the related benchmark reference indices through August 31, 2012. The inclusion of the benchmark reference indices is for comparison purposes only.

TABLE LEGEND: * = As used in the table below, the asterisk (“*”) denotes hypothetical historical index performance is being shown. Please see Annex 1 for the exact date on which each of the Barclays equity indices was launched. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

BARCLAYS EQUITY INDICES VS. BENCHMARK REFERENCE INDICES	HYPOTHETICAL HISTORICAL & HISTORICAL PERFORMANCE AS OF 8/31/2012
INDEX	TYPE	1M	YTD	1Y	3Y1	3Y VOLATILITY[2]
S&P 500® Dynamic VEQTORTM Total Return Index	Enhanced Beta	0.09%	2.79%	7.33%	7.24%*	10.13	%*
S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index	Enhanced Beta	1.64%	5.74%*	2.26%	8.37%*	11.56	%*
S&P 500® Total Return	Benchmark	2.25%	13.51%	18.00%	13.62%	18.86%
S&P 500® Dynamic VIX Futures™ Total Return Index	Volatility Access	1.55%	0.32%	-1.54%	10.09%*	20.89	%*
S&P 500 VIX Mid-Term Futures™ Total Return Index	Benchmark	-2.50%	-31.60%	-33.77%	-21.66%	33.12	%*
S&P 500 VIX Short-Term Futures™ Total Return Index	Benchmark	-1.16%	-62.15%	-65.05%	-61.18%	66.72	%*
Barclays Q-BES Large Cap US Gross Total Return Index	Long/Short	-1.14%	-5.15%	-10.35%	-3.77%	4.53%
Barclays Q-GSP Large Cap US Gross Total Return Index	Long/Short	1.74%	0.71%	-0.78%	0.67%	5.24%
HFRX: Equity Hedge Index	Benchmark	0.84%	2.59%	-3.21%	-1.98%	6.65%
Barclays Q-VOLTAS Total Return Índex	Volatility Arbitrage	3.56%	6.50%	3.87%	7.42%*	10.3	%*
Barclays ASTRO Variable US Total Return Index	Volatility Arbitrage	0.51%	-0.51%	2.68%	1.64%*	3.3	%*
HFRX RV: Volatility Index[3]	Benchmark	0.73%	4.79%	1.83%	0.91%	7.20%
Barclays Q-MA Total Return US Index	Merger Arbitrage	-0.05%	-1.73%	0.10%	4.54%*	4.49	%*
HFRX ED: Merger Arbitrage Index	Benchmark	0.16%	0.95%	-0.64%	2.39%	3.93%

[1]	Three year (“3Y”) returns are reported on a per annum basis i.e. annualized according to a simple three year period.
[2]

Note: Volatility is calculated based on daily natural logarithm returns, except for the indices where the benchmark is published monthly, in which case both the index and the benchmark are based on monthly natural logarithm returns. Volatility is calculated as a square root of the product of (1) 252 (for daily data) or 12 (for monthly data) and (2) the sum of the squared differences between the daily or monthly natural logarithm returns and the daily or monthly return averages divided by the number of returns in the observation period minus one.

[3]	HFRX RV: Volatility Index (HFRXVOL <INDEX>) is published monthly with one month lag on the last day of each month i.e. above performances are versus the end of July 2012.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

ANNEX 1

S&P 500® Dynamic VEQTORTM Total Return Index (“VEQTOR”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, short-term volatility and cash.

For the period from July 31, 2012 to August 31, 2012, the performance of the VEQTOR Index was up 0.09% with 7.84% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was up 2.25% with 8.98% annualized volatility. The U.S. equity and short-term VIX futures allocations were 97.5%/2.5%, and 90%/10% during the month of August.

Bloomberg Ticker: SPVQDTR <INDEX>

*	The VEQTOR Index has been live since November 18, 2009. All VEQTOR Index performance information prior to November 18, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR Index or any related investment.

S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index (“VEQTOR MT”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, mid-term volatility and cash.

For the period from July 31, 2012 to August 31, 2012, the performance of the VEQTOR MT Index was up 1.64% with 7.53% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was up 2.25% with 8.98% annualized volatility. The U.S. equity and mid-term VIX futures allocations were 97.5%/2.5% and 90%/10% during the month of August.

Bloomberg Ticker: SPVQMTR <INDEX>

*	The VEQTOR MT Index has been live since February 17, 2011. All VEQTOR MT Index performance information prior to February 17, 2011 is hypothetical historical. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR MT Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

S&P 500® Dynamic VIX Futures™ Total Return Index (“Dynamic VIX”)*

Description: The Dynamic VIX Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long and at times long and short positions in futures contracts on the CBOE Volatility Index®. The Index aims to react positively to overall increases in market volatility by allocating dynamically between two components: a short-term volatility component and a mid-term volatility component.

For the period from July 31, 2012 to August 31, 2012 the performance of the Dynamic VIX Index was up 1.55% with 8.65% annualized volatility. During the same period, the returns of the component indices were as follows: the S&P 500 VIX Mid-Term FuturesTM Index was down 4.13% with 18.98% annualized volatility and the S&P 500 VIX Short-Term FuturesTM Index was down 14.17% with 94.70% annualized volatility. In August, the Dynamic VIX Index allocation alternated between 70%/-30% and 80%/-20% (long mid-term VIX futures/short short-term VIX futures).

Bloomberg Ticker: SPDVIXTR <INDEX>

*	The Dynamic VIX Index has been live since June 13, 2011. All Dynamic VIX Index performance information prior to June 13, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Dynamic VIX Index or any related investment.

Barclays Q-BES Large Cap US Gross Total Return Index (“Q-BES LC”)*

Description: The Q-BES LC Index seeks to take advantage of the market’s reaction to earnings surprises, or earnings reports which exceed consensus estimates, for selected companies included in the S&P 500®.

For the period from July 31, 2012 to August 31, 2012, the performance of the Q-BES LC Index was down -1.14%. During the same period, the return of the benchmark reference index, the HFRX: Equity Hedge Index (HFRXEH <Index>), was down -0.84%. For August, the index was invested in a portfolio of 25 stocks (APD, ABC, T, CLF, CNX, DHR, DO, EMN, FLS, GD, HAL, HP, HUM, INTC, LLL, MCK, NEE, NE, NBL, NSC, NOC, BTU, TXT, UTX, XLNX).

Bloomberg Ticker: BXIIQUGT <INDEX>

*	The Q-BES LC Index has been live since July 31, 2008. All Q-BES LC Index performance information prior to July 31, 2008 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-BES LC Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Q-GSP Large Cap US Gross Total Return Index (“Q-GSP LC”)*

Description: The Q-GSP LC Index, while aiming to be neutral with respect to general market trends, seeks to capture the return that may be available from a long position in a basket of growth stocks selected each month from the S&P 500® pursuant to the Barclays Capital Q-GSP Strategy.

For the period from July 31, 2012 to August 31, 2012, the performance of the Q-GSP LC Index was up 1.74%. During the same period, the return of the benchmark reference index, the HFRX: Equity Hedge Index (HFRXEH <Index>), was up 0.84%. For August, the Q-GSP LC Index was invested in a portfolio of 25 stocks (BRK/B, VIA/B, CBS, HCP, CF, HOG, DVA, DTV, MPC, A, M, CMCSA, HD, AGN, TWC, PCLN, LOW, DIS, TDC, COH, MA, FLR, MNST, RL, CTSH)

Bloomberg Ticker: BXIIGUGT <INDEX>

*	The Q-GSP LC Index has been live since April 29, 2009. All Q-GSP LC Index performance information prior to April 29, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-GSP LC Index or any related investment.

Barclays Q-MA Total Return Index (“Q-MA”)*

Description: The Q-MA Index aims to provide investors with exposure to potential arbitrage opportunities arising from U.S. mergers and acquisitions.

For the period from July 31, 2012 to August 31, 2012, the Q-MA Index was down 0.05%. During the same period, the return of the benchmark reference index, the HFRX ED: Merger Arbitrage Index (HFRXMA <Index>), was up 0.16%. During the period, eleven new deals were recorded and invested in, while seven were completed and none were terminated. The eleven new deals were: the acquisition of Best Buy Inc (BBY) by private-equity firms; the acquisition of Robbins & Myers Inc (RBN) by National Oilwell Varco Inc- (NOV), the acquisition of Converse Technology Inc (CMVT) by Verint Systems Inc (VRNT), the acquisition of Coventry Health Care Inc (CVH) by Aetna Inc (AET), the acquisition of Sunrise Senior Living Inc (SRZ) by Health Care REIT Inc (HCN), the acquisition of Dollar Thrifty Automotive GP (DTG) by Hertz Global Holdings Inc (HTZ), the acquisition of SPMD Inc (SPMD) by Dex One Corp (DEXO), the acquisition of Hudson City Bancorp Inc (HCBK) by M & T Bank Corp (MTB), the acquisition of Kenexa Corp (KNXA) by INTL Business Machines Corp (IBM), the acquisition of Deltek Inc (PROJ) by Thomas Bravo LLC (129626Z); the acquisition of TPC Group Inc (TPCG) by First Reserve Corp (26777Z) and SK Capital Partners. The seven deals completed were: the acquisition of Georesources Inc (GEOI) by Halcon Resources Corp (HK), the acquisition of Gen-Probe Inc (GPRO) by Hologic Inc (HOLX), the acquisition of Standard Microsystems Corp (SMSC) by Microchip Technology Inc (MCHP), the acquisition of Human Genome Sciences Inc (HGSI) by Glaxosmithkline PLC (GSK), the acquisition of Amylin Pharmaceuticals Inc (AMLN) by Bristol-Myers (BMY), the acquisition of Lincare Holdings Inc (LNCR) by LINDE AG (LIN), the acquisition of Mmodal Inc (MODL) by JP Morgan Chase & Co (JPM). No deals were terminated.

Bloomberg Ticker: BXIIQMUT <INDEX>

*	The Q-MA Index has been live since November 8, 2010. All Q-MA Index performance prior to November 8, 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-MA Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Barclays Q-VOLTAS Total Return Index (“Q-VOLTAS”)*

Description: The Q-VOLTAS Index aims to capture relative value opportunities in the term structure of implied volatility by taking long and short positions on different parts of the volatility curve based on prevailing market conditions and slope of the implied volatility term structure.

For the period from July 31, 2012 to August 31, 2012, Q-VOLTAS Index performance was 3.56%. The Q-VOLTAS Index remained in default position (long mid-term VIX futures and short short-term VIX futures) at a (1/3):(2/3) ratio during the month. The S&P 500 Short-Term VIX FuturesTM Total Return Index was down 14.17%, while the S&P 500 Mid-Term VIX FuturesTM Total Return Index was down 2.51% over the month.

Bloomberg Ticker: BXIIQVUT <INDEX>

*	The Q-VOLTAS Index has been live since September 29, 2010. All Q-VOLTAS Index performance prior to September 29, 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VOLTAS Index or any related investment.

Barclays ASTRO US Variable Total Return Index (“ASTRO Variable”)*

Description: The ASTRO US Variable Index is an algorithmic strategy based index which aims to provide exposure to historically observed mean reversion in equity markets.

For the period from July 31, 2012 to August 31, 2012, the ASTRO Variable Index performance was up 0.51%, which, based on the strategy employed by the ASTRO Variable Index, is suggestive that the US equity market exhibited significant mean-reversion in August.

Bloomberg Ticker: BXIIAVUT <INDEX>

*	The ASTRO Variable Index has been live since March 14, 2011. All ASTRO Variable Index performance prior to March 14, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the ASTRO Variable Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

CERTAIN RISK CONSIDERATIONS

Some of the risks related to Structured Investments are described below. Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing.

Credit of issuer

The types of Structured Investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments. In the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

No rights to the reference asset

As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity

You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you.

Your own evaluation of the merits

In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing.

Historical results not indicative of future performance

The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk

The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility

Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments

In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset or its underlying components;

•	the time to maturity of the Structured Investments;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Structured Investments; and

•	the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment.

If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays, as the issuer of the Structured Investments, in this capacity

The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you. If you are considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

The Strategies Employed by the Indices are not Guaranteed to Succeed.

Each of the Barclays equity indices and reference assets referenced above is based on the premise(s) or strategies referenced above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any such Barclays Capital equity indices or reference assets will appreciate during the term of any securities or products that may be linked to any such Barclays equities indices or underlying reference assets (the “Securities”). The issuance of Securities should not be deemed an assurance or guarantee by Barclays Bank PLC or any of its affiliates that the level of the underlying reference asset will increase, or that the Securities will generate a positive return.

DISCLAIMER

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays Wealth Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX”, “BuyWrite” and “CBOE” are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P. This document is not sponsored, endorsed, or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public to any member of the public regarding the accuracy of the information cited in this document. or in the ability of the indices to track market performance.

© 2012, Barclays Bank PLC (All rights reserved).